UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 31, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Vonage Holdings Corp.

File No. 001-32887 - CF#26849

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Vonage Holdings Corp. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibits 10.2 and 10.3 to a Form 10-Q filed on November 8, 2006, as amended December 18, 2008.

Based on representations by Vonage Holdings, Corp that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through April 30, 2013
Exhibit 10.3	through April 30, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel